Lawler & Associates
a professional law corporation

29377 Rancho California Rd, Suite 204
Temecula, California, 92591
Telephone: 951-676-4900
Facsimile: 951-676-4988
 W. Scott Lawler, Esq.
Admitted in California and Utah

June 26, 2009

Via Edgar and Facsimile (202-772-9368)
H. Roger Schwall
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:           Braeden Valley Mines, Inc. (“Braeden Valley)
Registration Statement on Form S-1/Amendment No.1
Filed June 9, 2009
File No. 333-158062

Dear Mr. Schwall:

The purpose of this correspondence is to respond to your letter dated June 25, 2009. I have copied the text of your inquiries and retained your numbering for ease of reference.

General

Comment 1. We note that the amendment filed on Edgar does not include page numbers. In all subsequent amendments, please include page numbers. The following comments refer to the page numbers in the marked copies provided by counsel.

Response to Comment 1. Amendment No. 2 to the S-1, which is being filed with this letter, has page numbers as directed in this comment.

Comment 2.  We note your response to prior comment 27 and the new risk factor language that you have included. Please include this risk factor under a separate, appropriately worded caption.

Response to Comment 2. We have made the revision requested by this comment.

Business of the Issuer, page 17

General Overview, page 21

Comment 3.  We note your response to prior comment 5 and reissue it. In this regard, we direct your attention to pages 21, 22 and 33, which all contain disclosures regarding an option on the New Dawn Property. Please revise these and all other sections that incorrectly reference an option interest in this property.

Response to Comment 3. We have made the revisions requested by this comment.

Local and Property Geology, page 26

Sampling Method, Sample Preparation and Data Verification, page 29

Comment 4.  We note your response to prior comment 17. In addition to the revisions you have made, please also clarify or remove references to “the author” in this section.

Response to Comment 4. We have removed the references to “the author” as noted in this comment.

Recommendations, page 30

Comment 5.  We note your response to prior comments 21 and 22. In your budget for Phase 1, on page 31, you have allocated $10,000 for “[a]dditional claim staking and recording.” However, you have removed this same line item from your recommended exploration plan on the previous page. Please provide a clear explanation of your plans to stake and record additional claims, including such material information as whether these claims remain available and a brief explanation of how you would stake and record these claims.

Response to Comment 5. We have removed the line item of additional claim staking and recording for the budget for Phase 1.

Index to Exhibits, page 52

Comment 6.  Please revise your exhibit description of your lease agreement to reflect the fact that it is a lease agreement and not a purchase agreement.

Response to Comment 6. We have made the revision requested by this comment.

Exhibit 10.1

Comment 7.  We note your response to prior comment 34. Please file an executed copy on Edgar with your next amendment.

Response to Comment 7. We have included an executed copy of Exhibit 10.1 with Amendment  No. 2 as requested by this comment.

Thank you for your attention to this matter.  Please do not hesitate to contact me directly at 888-675-0888 with any questions regarding the foregoing.

Sincerely,

/s/ W. Scott Lawler
W. Scott Lawler, Esq.

cc: Braeden Valley Mines Inc.